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Stone Groove Stillhouse

Distillery

Anaheim, CA
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This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 2.1 for the next $500,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Stone Groove Stillhouse is seeking investment to open a MicroDistillery Pub in Anaheim, CA.
First LocationRenovating Location
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STONEGROOVE PITCH DECK

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OUR MISSION

Stone Groove Stillhouse will be Orange County's premier ingredient-driven, grain-to-glass, "Experier
Christa and Jeff Duggan, created the Third Wave coffee movement in Orange County in 2011 and gr
awarded company.

The founders are building on the enormous wealth of experience gained in experiential retail beverag
successes via a new cutting-edge "musically influenced" micro-distillery concept based on the succ
with additional market opportunities in sales through distribution and private label deals
The ambition is to take it nationwide and global in short order.
This is a preview. It will become public when you start accepting investment.

Jeff Duggan
Founder/ ACM

Jeff's educational accolades began in high school when he graduated the Salutatorian of his class. H
of California at Riverside the following summer as a chemistry major. He continued his study in chem
hired by the City of Los Angeles. Shifting his focus away from natural science to computer science, .
where he obtained his Bachelor's of Science degree in Computer and Digital Forensics. He spent the
in the public safety sector. During this long and prosperous career, he reached the highest level of tr
managing new sections and capabilities within his agency. It was from this experience that he gaine
project management, risk mitigation, and cultural diversity. In November 2014, he retired in good sta

Christa Duggan
Founder/ACM

Prior to entering the hospitality industry, Christa was Chief Operations Officer for EFund Capital Mar
manage the day-day operations of numerous portfolio companies. It was during her tenure that she
teams that were committed financially and emotionally to partnering with a results-oriented investor
strategic and operational benchmarking to improve operating performance and create shareholder v
philosophy is to always make good small companies even better by imparting her knowledge and gu
producing changes.

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Space Build-Out for Distillation Operations $220,000
Working Capital $20,000
Equipment, Supplies, Ingredients $20,000
Rent/Leases $165,000
Promissory Notes $35,000
Consultation & Professional Services Fees $10,000
Mainvest Compensation $30,000
Total $500,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $3,861,505 $7,723,010 $8,263,619 $8,676,799 $8,937,103
Cost of Goods Sold $1,008,436 $2,016,872 $2,158,052 $2,265,954 $2,333,932
Gross Profit $2,853,069 $5,706,138 $6,105,567 $6,410,845 $6,603,171

EXPENSES

Investors 0

Investment Round Ends July 9, 2021

Summary of Terms

Legal Business Name Make Beverage Group LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $500,000 invested

2.1×

Investment Multiple 1.9×

Business's Revenue Share 1.5%-3.2%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date October 31, 2031

Financial Condition

Other outstanding debt or equity

As of [Date], Stone Groove Stillhouse has debt of [$X] outstanding and a cash balance of [$Y]. This
of debt] and will be senior to any investment raised on Mainvest. In addition to the Stone Groove Stil
debt raised on Mainvest, Stone Groove Stillhouse may require additional funds from alternate source

No operating history

Stone Groove Stillhouse was established in [Month, Year]. Accordingly, there are limited financial sta
to review. When evaluating this investment opportunity, investors should consider factors outlined in

Other challenges

Stone Groove Stillhouse has had the following other challenges that are not otherwise captured in th
Risks Section, or the Financial Statements:

[Challenge 1]

[Challenge 2]

[Challenge 3]

Risk Factors

Real Estate Risk

Stone Groove Stillhouse is still in the process of securing a location to lease, which will be necessary
Stone Groove Stillhouse is unable to find and secure a location that is adequate, investors may lose :

You Might Lose Your Money

Groove Stillhouse competes with many other businesses, both large and small, on the basis of qualit
experience. Changes in customer preference away from Stone Groove Stillhouse's core business or t
against the with other competitors could negatively affect Stone Groove Stillhouse's financial perforr

Reliance on Management

As a securities holder, you will not be able to participate in Stone Groove Stillhouse's management or
managerial decisions regarding Stone Groove Stillhouse. Furthermore, if the founders or other key pe
were to leave Stone Groove Stillhouse or become unable to work, Stone Groove Stillhouse (and your

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumptior
other various assumptions regarding operations. The validity and accuracy of these assumptions wil
over which Stone Groove Stillhouse and the key persons will have no control. Changes in assumptior
significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome i
projected outcomes. Consequently, there can be no assurance that the actual operating results will
herein. Additionally, Stone Groove Stillhouse is a newly established entity and therefore has no opera
could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 1
after that one-year period, a host of Federal and State securities laws may limit or restrict your abilit
are permitted to sell, you will likely have difficulty finding a buyer because there will be no establishe
should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Stone Groove Stillhouse might need to raise more capital in the future to fund/expand operations, bu
team members, market its services, pay overhead and general administrative expenses, or a variety
assurance that additional capital will be available when needed, or that it will be available on terms t
as an investor. If Stone Groove Stillhouse is unable to obtain additional funding when needed, it coul
or even cease operations altogether.

Changes in Economic Conditions Could Hurt Stone Groove Stillhouse

Factors like global or national economic recessions, changes in interest rates, changes in credit mar
conditions, declining employment, changes in real estate values, changes in tax policy, changes in p
crises, among other factors are unpredictable and could negatively affect Stone Groove Stillhouse's
continue to operate. In the event Stone Groove Stillhouse ceases operations due to the foregoing fa
be able to resume operations or generate revenue in the future.

Although Stone Groove Stillhouse will carry some insurance, Stone Groove Stillhouse may not carry
risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible t
reasonable cost. Therefore, Stone Groove Stillhouse could incur an uninsured loss that could damag

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws
laws, antitrust laws, and health care laws, could negatively affect Stone Groove Stillhouse's financial
operate. Specifically, any additional regulation on the industry could significantly negatively affect th

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Stone Groove Stillhouse's management will coincid
Stillhouse to be as successful as possible. However, your interests might be in conflict in other impor
want Stone Groove Stillhouse to act conservative to make sure they are best equipped to repay the
Stillhouse might prefer to spend aggressively to invest in the business. You would like to keep the co
managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Stone Groove Stillhouse needs more capital in the future and takes on additional debt or other sou
might have rights superior to yours. For example, they might have the right to be paid before you are
have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities E

Any company whose securities are listed on a national stock exchange (for example, the New York S
of rules about corporate governance that are intended to protect investors. For example, the major U
companies to have an audit committee made up entirely of independent members of the board of di
outside relationships with Stone Groove Stillhouse or management), which is responsible for monitor
compliance with the law. Stone Groove Stillhouse will not be required to implement these and other i

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Stone
successful than your initial expectations.

You Do Have a Downside

Conversely, if Stone Groove Stillhouse fails to generate enough revenue, you could lose some or all

Payments and Return Are Unpredictable

Instead, a representative will be appointed according to the procedures set forth in the Note Indentu
the representative, or that the representative will do things you believe are wrong or misguided. If an
representative has been appointed, all of the representative's reasonable expenses must be paid be
with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or con
ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations

This information is provided by Stone Groove Stillhouse. Mainvest never predicts or projects perform
this information. For additional information, review the official Form C filing with the Securities and E
website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Stone Groove Stillhouse isn't accepting investments right now, but is trying to get a sense of how the
will not need to provide any money, and we won't be accepting money or selling securities, until all c
no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the
invest if you so choose.
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